SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 5, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated August 5, 2010, contains the Quarterly Report of Infineon Technologies AG for the Company’s third quarter of the 2010 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2010

i

Interim Group Management Report (Unaudited)

This interim group management report should be read in conjunction with our unaudited condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

On November 6, 2009, we closed the sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc. (“Lantiq”). All assets and liabilities of the Wireline Communications business to be transferred are presented as “Assets classified as held for sale” and “Liabilities classified as held for sale” in our condensed consolidated statements of financial position as of September 30, 2009 and June 30, 2010; the results of the Wireline Communications business and the gain on the sale are both presented as “Income (loss) from discontinued operations, net of income taxes” in our condensed consolidated statements of operations for all periods presented.

The following were key developments in our business during the three and nine months ended June 30, 2010:

Financial Results

•	For the three months ended June 30, 2010, we reported revenues of €1,209 million, an increase of 59 percent compared to revenues of €761 million for the three months ended June 30, 2009, reflecting increased demand as a result of the overall economic recovery. All of our operating segments benefited from the general economic recovery and the improved demand in the supply chain as well as at end customers, in particular the Automotive and the Industrial & Multimarket segments. Furthermore, the strength of the U.S. dollar against the Euro contributed to the increase in revenues. Revenues in the three months ended June 30, 2010, were limited by capacity restriction either at our own fabs or at our suppliers. Revenues for the three months ended June 30, 2010 represented a 17 percent increase over revenues of €1,035 million in the three months ended March 31, 2010, mainly driven by the Wireless Solutions segment and the strength of the U.S. dollar against the Euro.

•	Our revenues increased by 47 percent from €2,172 million in the nine months ended June 30, 2009 to €3,185 million in the nine months ended June 30, 2010, mostly driven by the general economic recovery and improved demand in the supply chain as well as at end customers, only partially offset by less favorable foreign currency rates, in particular between the U.S. dollar and the Euro. All segments contributed to the increase in revenues.

•	Given the revenues in the first three quarters of the 2010 fiscal year and our expectation for the fourth quarter, we now expect revenue growth in the 2010 fiscal year as a whole in a mid to high 40’s percentage compared to the 2009 fiscal year.

•	The Segment Result(1) of all our operating segments significantly improved in the three and nine months ended June 30, 2010 compared to the three and nine months ended June 30, 2009. The improvements in Segment Result primarily reflect the increases in revenues. Our production facilities are currently almost fully loaded, reflecting ongoing demand. This resulted in a significant decrease in idle capacity cost during the three and nine months ended June 30, 2010, compared to the three and nine months ended June 30, 2009. Increased costs in the three and nine months ended June 30, 2010 compared to the three and nine months ended June 30, 2009, reflecting cost increases after cost savings from reduced working hours and unpaid leave in prior year periods, only partially offset these effects. Furthermore, we continued our strong cost discipline in the three and nine months ended June 30, 2010. Due to hedging activities and also increased U.S. dollar

(1)  We define Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on disposals of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.

denominated expenses, Segment Result did not benefit from the currency changes in the three months ended June 30, 2010, compared to the three months ended June 30, 2009.

•	Segment Results for the three months ended June 30, 2010 were as follows: Automotive Segment Result was positive €52 million (three months ended June 30, 2009: negative €17 million), Industrial & Multimarket Segment Result was positive €82 million (three months ended June 30, 2009: positive €9 million), Chip Card & Security Segment Result was positive €6 million (three months ended June 30, 2009: positive €4 million), and Wireless Solutions Segment Result was positive €24 million (three months ended June 30, 2009: positive €19 million). The Other Operating Segment Result was negative €1 million and Corporate and Elimination Segment Result was at break even for the three months ended June 30, 2010, compared to negative €2 million and negative €13 million, respectively, for the three months ended June 30, 2009. Compared to the three months ended March 31, 2010, Automotive Segment Result increased by €1 million, Industrial & Multimarket Segment Result increased by €23 million, Chip Card & Security Segment Result increased by €3 million, and Wireless Solutions Segment Result increased by €15 million.

•	Segment Results for the nine months ended June 30, 2010 were as follows: Automotive Segment Result was positive €140 million (nine months ended June 30, 2009: negative €138 million), Industrial & Multimarket Segment Result was positive €185 million (nine months ended June 30, 2009: positive €4 million), Chip Card & Security Segment Result was positive €10 million (nine months ended June 30, 2009: negative €5 million), and Wireless Solutions Segment Result was positive €50 million (nine months ended June 30, 2009: negative €54 million). The Other Operating Segment Result was negative €14 million and Corporate and Elimination Segment Result was negative €10 million for the nine months ended June 30, 2010, compared to negative €10 million and negative €16 million, respectively, for the nine months ended June 30, 2009.

•	Given the Segment Results in the first nine months of the 2010 fiscal year and our current expectations for the fourth quarter, we now expect combined Segment Result margin to be a low teens percentage of revenue for the full 2010 fiscal year, while at the end of the 2009 fiscal year we had forecasted a 2010 combined Segment Result margin in the mid single-digits.

•	Our income from continuing operations before income taxes was €137 million in the three months ended June 30, 2010, an improvement of €158 million from a loss of €21 million in the three months ended June 30, 2009. This improvement primarily reflects the increased Segment Result of our operating segments described above. For the nine months ended June 30, 2010 our income from continuing operations before income taxes was €187 million, a significant improvement from a loss of €291 million in the nine months ended June 30, 2009. This was achieved notwithstanding the negative impact of €69 million as a result of the deconsolidation of ALTIS Semiconductor S.N.C, Essonnes, France (“ALTIS”), as described below, and a lower financial result (financial income net of financial expense).

•	Income from discontinued operations, net of income taxes, for the three and nine months ended June 30, 2010 was €5 million and €115 million, respectively. In the three months ended June 30, 2009, we recognized an income from discontinued operations, net of income taxes, of €3 million, while we realized a loss from discontinued operations, net of income taxes, of €388 million in the nine months ended June 30, 2009, primarily reflected charges in connection with Qimonda as further described below.

•	Primarily as a result of the developments described above, we realized net income of €126 million and €271 million for the three and nine months ended June 30, 2010, respectively, compared to net losses of €23 million and €685 million for the three and nine months ended June 30, 2009, respectively.

•	Our net cash provided by operating activities from continuing operations was €576 million in the nine months ended June 30, 2010, compared to €78 million in the nine months ended June 30, 2009. This improvement primarily reflects the increase of our results from continuing operations excluding non-cash charges for depreciation and amortization and losses resulting from the deconsolidation of ALTIS and continued tight working capital management. Accordingly, free cash flow from continuing operations, defined as net cash from operating and investing activities from continuing operations excluding purchases or sales of available-for-sale financial assets, for the nine months ended June 30, 2010 was €289 million, compared with €70 million in the nine months ended June 30, 2009, notwithstanding the deconsolidation of the cash of the ALTIS joint venture in the amount of €88 million and significantly increased investing activities during the current fiscal year.

•	As of June 30, 2010, our gross cash position, defined as cash and cash equivalents and available-for-sale financial assets, was €1,514 million, nearly unchanged compared with €1,507 million as of September 30, 2009. During the nine months ended June 30, 2010, we repurchased and redeemed notional amounts totaling €448 million of our convertible subordinated notes due June 2010 and repaid other debt in a net amount of €24 million. Overall, our net cash position, defined as gross cash position less short-term debt and long-term debt, improved by €451 million to €1,108 million as of June 30, 2010, compared to €657 million as of September 30, 2009.

Corporate Activities in the Nine Months ended June 30, 2010

•	The sale of our Wireline Communications business, one of our former segments, to Lantiq closed on November 6, 2009 and the majority of the purchase price was paid at that date in the amount of €223 million, with up to an additional €20 million being payable nine months after the closing date. We recognized a gain before tax of €110 million at the closing of the sale which was adjusted to €111 million in the three months ended June 30, 2010. Certain inventories in the manufacturing supply chain at the date of closing could not yet be transferred to Lantiq and are presented as assets held for sale in the condensed consolidated statement of financial position as of June 30, 2010. Prepayments in relation to those assets were recognized and are presented within liabilities classified as held for sale.

•	In late December 2009 we deconsolidated ALTIS, our joint venture with IBM, following the waiver of our option to acquire further voting shares in ALTIS from our joint venture partner. The assets and liabilities of ALTIS as well as the non-controlling interests in this previously consolidated subsidiary were derecognized, and we recognized our interest in ALTIS as an investment in an associated company at its fair value of zero. We subsequently account for ALTIS using the equity method. Furthermore, in the 2009 calendar year we entered into several amendments to our agreements with IBM in respect of ALTIS, which changed the output and cost allocation of ALTIS and certain rights of the shareholders. Upon deconsolidation, cash and cash equivalents decreased by €88 million and non-controlling interests by €61 million. The total operating loss recognized in connection with the deconsolidation originally amounted to €81 million in the three months ended December 31, 2009, which was adjusted in the three months ended March 31, 2010 to €73 million, and in the three months ended June 30, 2010 to €69 million; this is presented within other operating expense. In addition, we received a dividend of €3 million from ALTIS in the three months ended June 30, 2010.

•	In November 2009, we and the Korean company LS Industrial Systems (“LSIS”) established the joint venture LS Power Semitech Co., Ltd. (“LS”), which focus on the development, production and marketing of molded power modules for white goods applications. LSIS holds 54 percent and we hold 46 percent of the joint venture, which has its headquarters at the LSIS site in Cheonan, South Korea. We contributed licenses of intellectual property as well as technology and process know-how for our power module family CIPOStm (Control Integrated Power System), and existing CIPOStm back-end manufacturing equipment. We realized a gain of €3 million before tax from our contribution to the joint venture, which is recognized in other operating income in the nine months ended June 30, 2010. The investment in the joint venture is accounted for using the equity method.

•	In June 2010 we redeemed the remaining outstanding amount of our convertible subordinated notes due June 2010 with a notional amount of €255 million. Before the redemption, we repurchased notional amounts of €193 million of these convertible subordinated notes for cash of €194 million in the nine months ended June 30, 2010. We realized a loss of €5 million before tax on the repurchases, which was recognized as interest expense within financial expense during the nine months ended June 30, 2010.

•	During the nine months ended June 30, 2010, we made investments in property, plant and equipment and intangible assets of €228 million, compared to €114 million in the nine months ended June 30, 2009. In particular, we invested in copper capacity at our production site in Dresden, in our Power front-end capacities to meet the continuously strong demand for automotive and industrial applications. Since the end of December 2009, production in front-end and back-end facilities has been running nearly at full capacity, including the increased capacity. Current utilization rates generally range between 90 and 100 percent, forcing us partly to push out new orders. In light of the dynamic revenue growth, almost fully loaded production facilities and planned development milestones, we currently plan investments in property, plant and equipment and intangible assets in our 2010 fiscal year to total more than €400 million, compared to €154 million in the 2009 fiscal year.

•	We settled a patent infringement lawsuits with Fairchild Semiconductor International, Inc. (“Fairchild”) in the three months ended December 31, 2009. The patents in the suit and counter suit related to super-junction power transistors, trench power MOSFETs and IGBT power transistors. The lawsuit has been settled through a broad patent cross license relating to semiconductor technology. As part of the agreement, Fairchild made payments to Infineon.

•	In the three months ended June 30, 2010, we settled a patent infringement lawsuit with Elpida Memory, Inc. (“Elpida”), and we and Elpida dismissed of all pending patent infringement cases. We initiated proceedings in February 2010, when we filed a complaint against Elpida and Elpida’s customers in the U.S. International Trade Commission (“ITC”). Elpida subsequently filed two lawsuits in the U.S. District Court, Eastern District of Virginia. We and Elpida have settled the dispute through a broad patent cross license relating to semiconductor technology. The specific terms and conditions of the license are confidential.

Revenue by Segment

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Automotive	206	333	601	928
Industrial & Multimarket	221	373	648	961
Chip Card & Security	82	110	253	292
Wireless Solutions(1)	251	346	652	883
Other Operating Segments	1	46	11	119
Corporate and Eliminations(2)	—	1	7	2

Total	761	1,209	2,172	3,185

(1)	Includes revenues of €1 million for the nine months ended June 30, 2009 from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenues of €1 million for the nine months ended June 30, 2009 since these sales were not part of the Qimonda disposal plan.

Revenues for the three and nine months ended June 30, 2009, were characterized by the worldwide economic and financial crisis, which affected all our operating segments. Due to the fast and general recovery of the economy in recent months, we have seen a recovery of the revenues of all our operating segments in the three and nine months ended June 30, 2010. Revenues of all operating segments also benefited from the strength of the U.S. dollar against the Euro in three months ended June 30, 2010 compared to the three months ended June 30, 2009.

•	Automotive — In the three months ended June 30, 2010, segment revenues were €333 million, an increase of €127 million or 62 percent compared to €206 million in the three months ended June 30, 2009. In the nine months ended June 30, 2010, segment revenues increased by €327 million or 54 percent to €928 million, compared to €601 million in the nine months ended June 30, 2009. These increases were mainly driven by increased car production worldwide, together with an increase in the proportion of manufactured cars with higher semiconductor content.

•	Industrial & Multimarket — In the three months ended June 30, 2010, segment revenues were €373 million, representing an all time high, an increase of €152 million or 69 percent compared to €221 million in the three months ended June 30, 2009. In the nine months ended June 30, 2010, segment revenues increased by €313 million or 48 percent to €961 million, compared to €648 million in the nine months ended June 30, 2009. These increases were driven by strong demand for both power and non-power products across industrial and multimarket applications.

•	Chip Card & Security — In the three months ended June 30, 2010, segment revenues were €110 million, an increase of €28 million or 34 percent compared to €82 million in the three months ended June 30, 2009. In the nine months ended June 30, 2010, segment revenues increased by €39 million or 15 percent to €292 million, compared to €253 million in the nine months ended June 30, 2009. These increases were mainly driven by higher sales volume with payment, mobile communications, government ID and trusted platform applications.

•	Wireless Solutions — In the three months ended June 30, 2010, segment revenues were €346 million, an increase of €95 million or 38 percent compared to €251 million in the three months ended June 30, 2009. In the nine months ended June 30, 2010, segment revenues increased by €231 million or 35 percent to €883 million, compared to €652 million in the nine months ended June 30, 2009. These increases primarily reflect a further increase in demand from most major mobile phone platform customers. Our innovative Ultra Low Cost, Entry Phone, UMTS and HSPA solutions were positively received and had strong market momentum.

•	Other Operating Segments — Revenues of other operating segments increased by €45 million from €1 million in three months ended June 30, 2009, to €46 million in the three months ended June 30, 2010, and by €108 million from €11 million in the nine months ended June 30, 2009, to €119 million in the nine months ended June 30, 2010, primarily reflecting revenues with Lantiq after the closing of the sale of our Wireline Communications business.

Revenue by Region

	Three months ended				Nine months ended
	June 30,				June 30,
	2009		2010		2009		2010
	(€ in millions, except percentages)

Germany	126	17%	235	20%	404	19%	633	20%
Other Europe	134	17%	217	18%	395	18%	547	17%
North America	104	13%	221	18%	257	12%	587	18%
Asia/Pacific	356	47%	473	39%	991	45%	1,240	39%
Japan	35	5%	50	4%	105	5%	143	5%
Other	6	1%	13	1%	20	1%	35	1%

Total	761	100%	1,209	100%	2,172	100%	3,185	100%

The regional distribution of revenues in the three and nine months ended June 30, 2010 was largely unchanged compared to the three and nine months ended June 30, 2009, other than a shift between Asia/Pacific and North America, which primarily reflects changes in the distribution channels of one major customer. The increase of the revenue share of Germany in the three months ended June 30, 2010, compared to the three months ended June 30, 2009, primarily reflects the revenues with Lantiq, together with a higher demand for our renewable energy, infrastructure and automotive products from German customers.

Cost of Goods Sold and Gross Profit

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions, except percentages)

Cost of goods sold	561	789	1,761	2,098
Percentage of revenue	74%	65%	81%	66%
Gross profit	200	420	411	1,087
Percentage of revenue (gross margin)	26%	35%	19%	34%

Cost of goods sold increased in the three months ended June 30, 2010 by 41 percent, or €228 million, to €789 million, compared to €561 million in the three months ended June 30, 2009, and by 19 percent to €2,098 million in the nine months ended June 30, 2010, compared to €1,761 million in the nine months ended June 30, 2009. Our gross profit increased from €200 million in the three months ended June 30, 2009, to €420 million in the three months ended June 30, 2010, or as a percentage of revenue from 26 percent to 35 percent, respectively. For the nine months ended June 30, 2010, our gross profit was €1,087 million (representing 34 percent of revenues) an increase of €676 million compared to €411 million (representing 19 percent of revenues) for the nine months ended June 30, 2009. These improvements primarily reflect higher sales volumes and the corresponding positive effects of higher factory loading, which resulted in lower idle capacity cost together with improved product mix in our portfolio. All operating segments showed improved gross margins in the three and nine months ended June 30, 2010, compared to the three and nine months ended June 30, 2009.

Research and Development Expenses

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions, except percentages)

Research and development expenses	108	147	350	413
Percentage of revenue	14%	12%	16%	13%
Capitalized development cost	12	19	31	51
Percentage of Research and development expenses	11%	13%	9%	12%

Research and development expenses totaled €147 million and €413 million in the three and nine months ended June 30, 2010, respectively, an increase of €39 million and €63 million compared to €108 million and €350 million in the three and nine months ended June 30, 2009, respectively, reflecting higher research and development activities throughout all our operating segments, mainly in connection with a growing number of customer projects. In addition, during the prior year periods we realized cost savings from reduced working hours and unpaid leave. As a percentage of revenues, research and development expenses in the three and nine months ended June 30, 2010 were down to 12 percent and 13 percent, respectively, compared to 14 percent and 16 percent for the three and nine months ended June 30, 2009, respectively, reflecting the moderate increase in research and development expenses compared to the significant increase in revenues throughout all our operating segments. Capitalized development cost increased in the three and nine months ended June 30, 2010, compared to the three and nine months ended June 30, 2009, throughout all our operating segments, also reflecting increased activities in research and development.

Selling, General and Administrative Expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions, except percentages)

Selling, general and administrative expense	99	121	302	342
Percentage of revenue	13%	10%	14%	11%

In absolute terms selling, general and administrative expenses increased by €22 million and €40 million, to €121 million and €342 million, in the three and nine months ended June 30, 2010, respectively, compared to €99 million and €302 million in the three and nine months ended June 30, 2009, respectively, primarily reflecting increased selling expenses due to higher sales volumes in the three and nine months ended June 30, 2010, and the lower expense due to reduced working hours and unpaid leave in the three and nine months ended June 30, 2009. The increase in selling, general and administrative expenses, however, was lower than the increase in revenues, and therefore as a percentage of revenues, selling, general and administrative expenses decreased in total and throughout all our operating segments in the three and nine months ended June 30, 2010 to 10 percent and 11 percent, respectively, compared to 13 percent and 14 percent for the three and nine months ended June 30, 2009, respectively.

Other Operating Income and Other Operating Expense

	Three months ended				Nine months ended
	June 30,				June 30,
	2009		2010		2009		2010
	(€ in millions, except percentages)

Other operating income	4		3		22		12
Percentage of revenue	1%		—%		1%		—%
Other operating expense	(9)		(15)		(59)		(107)
Percentage of revenue	(1	) %	(1	) %	(3	) %	(3	) %

Other operating income for the three months ended June 30, 2010, remained almost unchanged compared to the three months ended June 30, 2009, and decreased by €10 million to €12 million in the nine months ended June 30, 2010, from €22 million in the nine months ended June 30, 2009. Other operating income for the nine months ended June 30, 2009 included €10 million from claims associated with the insolvency of BenQ. Included in other operating income for the nine months ended June 30, 2010, is a gain of €3 million from the contribution of licenses and back-end equipment to LS.

Other operating expense for the three months ended June 30, 2010, increased by €6 million to €15 million from €9 million in the three months ended June 30, 2009, primarily reflecting certain asset impairments totaling €5 million in the three months ended June 30, 2010. Other operating expense for the nine months ended June 30, 2010, increased by €48 million to €107 million from €59 million in the three months ended June 30, 2009, primarily in connection with the deconsolidation of ALTIS, described above, and higher impairment charges while other operating expense for the three and nine months ended June 30, 2009, included among others a loss of €16 million we realized on the sale of the business of Infineon Technologies SensoNor AS (“SensoNor”).

Operating Income (Loss)

In the three and nine months ended June 30, 2010 our operating income was €140 million and €237 million, respectively, and improved significantly compared to operating loss of €12 million and €278 million for the three and nine months ended June 30, 2009, respectively, primarily reflecting improved results of our operating segments as described below, and in spite of the negative impact of the deconsolidation of ALTIS of €69 million in the nine months ended June 30, 2010.

Segment Result

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Automotive	(17)	52	(138)	140
Industrial & Multimarket	9	82	4	185
Chip Card & Security	4	6	(5)	10
Wireless Solutions	19	24	(54)	50
Other Operating Segments	(2)	(1)	(10)	(14)
Corporate and Eliminations	(13)	—	(16)	(10)

Total	—	163	(219)	361

Segment Result development for our reporting segments was as follows:

•	Automotive — Segment Result of the Automotive segment was €52 million in the three months ended June 30, 2010, an increase of €69 million from negative €17 million in the three months ended June 30, 2009. In the nine months ended June 30, 2010, Segment Result increased by €278 million to €140 million, compared to negative €138 million in the nine months ended June 30, 2009. These increases reflect primarily improved gross margin resulting from higher revenues and the corresponding positive effects of higher factory loading which resulted in lower idle capacity cost, partially offset by higher R&D spending in connection with our 65-nanometer TriCore microcontroller and integrated power-logic-products and higher selling expenses. In addition, cost increased in the three and nine months ended June 30, 2010 compared to the three and nine months ended June 30, 2009, reflecting the lapse of cost savings from reduced working hours and unpaid leave as in prior year periods.

•	Industrial & Multimarket — Segment Result of the Industrial & Multimarket segment was €82 million in the three months ended June 30, 2010, an increase of €73 million from €9 million for the three months ended June 30, 2009. In the nine months ended June 30, 2010, Segment Result increased by €181 million to €185 million, compared to €4 million in the nine months ended June 30, 2009. These increases reflect primarily improved gross margin resulting from higher revenues and the corresponding positive effects of higher factory loading which resulted in lower idle capacity cost, as well as the benefits from continuous margin improvement measures. These effects more than offset increased cost in later periods, reflecting the lapse of cost savings from reduced working hours and unpaid leave as in prior year periods.

•	Chip Card & Security — Segment Result of the Chip Card & Security segment was €6 million in the three months ended June 30, 2010, an increase of €2 million from €4 million for the three months ended June 30, 2009. In the nine months ended June 30, 2010, Segment Result increased by €15 million to €10 million, compared to negative €5 million in the nine months ended June 30, 2009. These increases reflect primarily improved gross margin resulting from higher revenues and the corresponding positive effects of higher factory loading which resulted in lower idle capacity cost and which more than offset increased cost in the three and nine months ended June 30, 2010 compared to the three and nine months ended June 30, 2009, reflecting the lapse of cost savings from reduced working hours and unpaid leave as in prior year periods.

•	Wireless Solutions — Despite increased research and development expenses to support a growing number of customer project and platform developments as well as additional hedging expenses, the strong revenue growth drove an increase of Segment Result of the Wireless Solutions segment to €24 million in the three months ended June 30, 2010, representing an increase of €5 million compared to €19 million in the three months ended June 30, 2009. In the nine months ended June 30, 2010, Segment Result increased by €104 million to €50 million, compared to negative €54 million in the nine months ended June 30, 2009, mainly driven by higher revenues, further productivity gains and increased capacity utilization which resulted in lower idle capacity cost. These positive effects more than offset increased cost in the three and nine months ended June 30, 2010 compared to the three and nine months ended June 30, 2009, reflecting the lapse of cost savings from reduced working hours and unpaid leave as in prior year periods.

•	Other Operating Segments — Segment Result of Other Operating Segments was negative €1 million and negative €14 million in the three and nine months ended June 30, 2010, respectively, compared to negative €2 million and negative €10 million in the three and nine months ended June 30, 2009, respectively. This deterioration primarily reflects those costs that remain with us after the sale of the Wireline Communications business, and which were previously allocated to the Wireline Communications segment.

•	Corporate and Eliminations — Segment Result in the three and nine months ended June 30, 2010 was at break even and negative €10 million, respectively, compared to negative €13 million and negative €16 million in the three and nine months ended June 30, 2009, respectively. These increases are primarily due to reduced strategic idle capacity cost.

The following table provides a reconciliation of Segment Result to our operating income (loss):

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Total Segment Result	—	163	(219)	361
Adjusted:
Asset impairments, net	2	(5)	(1)	(9)
Restructuring charges, and other related closure cost, net	7	—	1	—
Share-based compensation expense	(1)	—	(2)	—
Acquisition-related amortization and gains (losses)	(6)	(6)	(17)	(17)
Gains (losses) on disposal of assets, businesses, or interests in subsidiaries, net	(1)	2	(17)	4
Losses in connection with the deconsolidation of ALTIS	—	4	—	(69)
Other expense, net	(13)	(18)	(25)	(33)

Operating income (loss)	(12)	140	(278)	237

Financial Income and Financial Expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions, except percentages)

Financial income	20	4	100	23
Percentage of revenue	3%	—%	5%	1%
Financial expense	(31)	(12)	(118)	(80)
Percentage of revenue	(4)%	(1)%	(5)%	(3)%

In the three and nine months ended June 30, 2010, financial income was €4 million and €23 million, respectively, representing a decrease of €16 million and €77 million compared to €20 million and €100 million in the three and nine months ended June 30, 2009, respectively. Included in financial income for the three and nine months ended June 30, 2009 are gains of €13 million and €61 million, respectively, from the repurchases of our exchangeable subordinated notes due August 2010 (which were fully redeemed in the fourth quarter of the 2009 fiscal year) and our convertible subordinated notes due and redeemed in June 2010. In addition, gains of €1 million and €16 million from the valuation of interest rate swaps are included in financial income in the three and nine months ended June 30, 2009, respectively, while such gains are insignificant in the three and nine months ended June 30, 2010.

In the three months ended June 30, 2010, financial expense amounted to €12 million compared to €31 million the three months ended June 30, 2009. In the nine months ended June 30, 2010, financial expense amounted to €80 million, a decrease of €38 million compared to €118 million in the nine months ended June 30, 2009. Interest expenses from interest payments and the accretion of our subordinated convertible notes due June 2010 and subordinated exchangeable notes due August 2010 were lower in the three and nine months ended June 30, 2010, compared to the three and nine months ended June 30, 2009, reflecting the decreases of the outstanding amounts of subordinated convertible notes due June 2010 and subordinated convertible notes due August 2010 as a result of the repurchases we made since the beginning of the 2009 fiscal year, and the final redemption in June 2010 and September 2009, respectively. Interest payments and accretion for our subordinated convertible note due in 2014 which we issued during the three months ended June 30, 2009, partially offset this decrease. Losses on valuation changes and sales of available-for-sale financial assets as a result of the financial crisis impacted financial expense by €25 million in the nine months ended June 30, 2009, but had almost no effect in the nine months ended June 30, 2010. The decrease in losses on valuation changes and sales of available-for-sale financial assets was partially offset by a loss of €5 million on the repurchase of subordinated convertible notes due June 2010 with notional amounts of €193 million in the nine months ended June 30, 2010.

Income from Investments Accounted for Using the Equity Method

Income from investments accounted for using the equity method for the three and nine months ended June 30, 2010 were €5 million and €7 million, respectively, an increase from €2 million and €5 million for the three and nine months ended June 30, 2009, respectively. This income consisted of our share in the net income of Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”), our equity method investment together with Siemens AG, and our share in the net income of our in November 2009 newly established joint venture LS with LSIS. Additionally, income from investments accounted for using the equity method for the three months ended June 30, 2010, was positively impacted by a dividend of €3 million received from ALTIS.

Income (Loss) from Discontinued Operations, Net of Income Taxes

The results of Qimonda and of the Wireline Communications business are presented in the condensed consolidated statements of operations as discontinued operations for the three months and nine months ended June 30, 2009 and 2010, and consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Qimonda(1)
Revenue	—	—	314	—
Costs and expenses	—	—	(779)	—
Reversal of measurement to fair value less costs to sell	—	—	460	—
Expenses resulting from Qimonda’s application to open insolvency proceedings	(3)	(4)	(206)	(5)
Losses resulting from the realization of accumulated losses related to unrecognized currency translation effects (primarily upon deconsolidation and Qimonda’s sale of Inotera)	—	—	(188)	—

Loss before income taxes	(3)	(4)	(399)	(5)

Income tax benefit	—	20	—	20

Qimonda’s share of discontinued operations, net of income taxes	(3)	16	(399)	15

Wireline Communications Business Revenue	84	—	251	31
Costs and expenses	(77)	(1)	(238)	(27)

Pre-tax income (loss)	7	(1)	13	4
Income tax expense	(1)	—	(2)	—

Income (loss) from operations	6	(1)	11	4

Pre-tax gain recognized on the sale of the Wireline Communications business	—	1	—	111
Income tax expense on gain	—	(11)	—	(15)

Gain on the sale of the Wireline Communications business, net of income taxes	—	(10)	—	96

Wireline Communications’ share of discontinued operations, net of income taxes	6	(11)	11	100

Income (Loss) from discontinued operations, net of income taxes	3	5	(388)	115

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations is available for the period from January 1, 2009 to January 23, 2009, the date of the application by Qimonda to commence insolvency proceedings. Due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect the consolidated net income of the Company, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amounts of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, Qimonda’s share of the loss from discontinued operations, net of income taxes of €399 million, is unaffected.

Qimonda

In the three and nine months ended June 30, 2010, certain adjustments to individual provisions for contingent liabilities in connection with the insolvency of Qimonda were necessary to reflect current developments in these matters. However, the net impact of these adjustments on our condensed consolidated statements of operations was only negative €4 million and negative €5 million in the three and nine months ended June 30, 2010, respectively. Furthermore, the completion of a tax audit led to an income tax benefit of €20 million in the three and nine months ended June 30, 2010 in relation to the Memory Segment and the formation of Qimonda. During the nine months ended June 30, 2009, Qimonda-related amounts of €399 million included in loss from discontinued operations, net of income taxes, which consisted principally of the realization of accumulated foreign currency translation losses of €188 million and charges for provisions and allowances of €206 million in connection with Qimonda’s insolvency. The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) in the three months ended December 31, 2008, as well as the deconsolidation of Qimonda in the three months ended March 31, 2009. In the three months ended June 30, 2009, we adjusted our recorded provisions and allowances by an additional €3 million. As a result of the commencement of insolvency proceedings by Qimonda we are exposed to certain potential liabilities in connection with the Qimonda business which are described in more detail in note 3 to our condensed consolidated financial statements for the three and nine months ended June 30, 2009 and 2010.

Wireline Communications Business

In November 2009 we completed the sale of our Wireline Communications business, one of our former segments, to Lantiq. The majority of the purchase price was paid at closing in the amount of €223 million, with up to an additional €20 million being payable nine months after the closing date. We recognized a gain before tax of €111 million in connection with the closing of the sale. Income tax expense attributable to this gain increased by €11 million to €15 million in the three months ended June 30, 2010. We report the results of the Wireline Communications business, as well as the gain on the sale, as discontinued operations, net of income taxes, in our condensed consolidated statements of operations for all periods presented.

Financial Condition

	As of
	September 30,	June 30,
	2009	2010	Change
	(€ in millions, except percentages)

Current assets	2,744	2,947	7%
therein: assets held for sale	112	24	(79)%
Non-current assets	1,862	1,812	(3)%

Total assets	4,606	4,759	3%

Current liabilities	1,658	1,621	(2)%
Non-current liabilities	615	587	(5)%

Total liabilities	2,273	2,208	(3)%

Non-controlling interests	60	—	(100)%
Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,551	12%

Total equity	2,333	2,551	9%

As of June 30, 2010, our current assets increased by €203 million or 7 percent compared with September 30, 2009. This relates primarily to an increase of €171 million in trade and other receivables, primarily reflecting the increase in revenues, as well as an increase in inventories by €91 million, primarily driven by the ramp up of certain products at major mobile phone manufacturers. This was despite continued tight working capital management. These increases were partly offset by a decrease in assets classified as held for sale of €88 million, which reflects the closing of the sale of our Wireline Communications business and transfer of the assets to Lantiq. Our gross cash position, consisting of cash and cash equivalents and available-for-sale financial assets, increased slightly by €7 million in the nine months ended June 30, 2010 to €1,514 million at June 30, 2010 from €1,507 million at September 30, 2009. Net cash provided by operating activities as well as €223 million of cash received from the sale of the Wireline Communications business contributed positively to our gross cash position. This was offset by the repayment of the remaining outstanding amount of our convertible subordinated notes due June 2010 of €255 million and earlier repurchases of €193 million of notional amounts of these notes as well as the deconsolidation of the cash and cash equivalents of ALTIS of €88 million.

Non-current assets decreased by €50 million or 3 percent as of June 30, 2010 compared to September 30, 2009. This decrease primarily results from a €120 million decrease in property, plant and equipment, as capital expenditures during the first nine months of the 2010 fiscal year were lower than depreciation. Furthermore, the deconsolidation of ALTIS contributed to the decrease in property, plant and equipment. This decrease was partly offset by an increase in intangible assets due to capitalized development costs and investments accounted for using the equity method primarily in connection with the formation of LS.

Total liabilities as of June 30, 2010 decreased by €65 million or 3 percent and amounted to €2,208 million compared to €2,273 million as of September 30, 2009. Current liabilities decreased slightly by €37 million or 2 percent while non-current liabilities decreased by €28 million or 5 percent. The changes in current liabilities relate primarily to the repayment of the remaining outstanding amount of our convertible subordinated notes due June 2010 of €255 million and earlier repurchases of €193 million of notional amounts of these notes. This was partially offset by increases in trade and other payables by €184 million, primarily from higher purchases of raw materials and foundry wafers in light of higher production levels as well as higher investments in our production facilities. Furthermore, current provisions increased as a result of increases in provisions for warranties and increases in personnel provisions, among other things. In connection with the insolvency proceedings of Qimonda, we reclassified €81 million from current provisions into other current liabilities as of June 30, 2010, reflecting the settlement with the European Commission and the agreement to settle with indirect purchaser class plaintiffs (see note 15 to our condensed consolidated financial statements for the three and nine months ended June 30, 2009 and 2010). Included in other current financial liabilities are foreign currency derivatives of €47 million, an increase of €32 million compared to September 30, 2009, primarily entered into to hedge a part of anticipated U.S. dollar denominated revenues. Other changes in current liabilities include the payment of the last installment of our settlement with the U.S Department of Justice (“DOJ”) (see note 15 to our condensed consolidated financial statements for the three and nine months ended June 30, 2009 and 2010). The decrease in non-current liabilities as of June 30, 2010, compared to September 30, 2009 reflects, among other things, transfers of €58 million from long-term debt to short term debt.

Total equity as of June 30, 2010 increased by €218 million or 9 percent to €2,551 million compared to €2,333 million as of September 30, 2009. This increase reflects net income of €271 million and other comprehensive income of €8 million in the nine months ended June 30, 2010, partly offset by the decrease in non-controlling interests of €60 million, primarily resulting from the deconsolidation of ALTIS.

Liquidity

Our condensed consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of our financial position.

Cash Flow

	Nine months ended
	June 30,
	2009	2010
	(€ in millions)

Net cash provided by operating activities from continuing operations	78	576
Net cash provided by (used in) investing activities from continuing operations	19	(259)
Net cash used in financing activities from continuing operations	(105)	(479)
Net increase (decrease) in cash and cash equivalents from discontinued operations	(388)	204

Net increase (decrease) in cash and cash equivalents	(396)	42

Net cash provided by operating activities from continuing operations

Net cash provided by operating activities from continuing operations was €576 million for the nine months ended June 30, 2010, an increase of €498 million compared to €78 million for the nine months ended June 30, 2009, primarily as a result of the higher income. Net cash provided by operating activities from continuing operations for the nine months ended June 30, 2010 reflected mainly income from continuing operations of €271 million, excluding non-cash charges for depreciation and amortization of €299 million and total operating losses from the deconsolidation of ALTIS of €69 million recognized during the nine months ended June 30, 2010. Net cash provided by operating activities from continuing operations in the nine months ended June 30, 2010 was also positively impacted by changes in operating assets and liabilities of €120 million due to a continued tight working capital management, and negatively impacted by income taxes paid and interest paid, net, in the total amount of €62 million.

Net cash provided by (used in) investing activities from continuing operations

Net cash used in investing activities from continuing operations was €259 million for the nine months ended June 30, 2010, and primarily relates to cash used for investments in property, plant and equipment, intangible assets and other assets in the total amount of €228 million, as well as decreases in cash and cash equivalents of €88 million as a result of the deconsolidation of ALTIS.

Net cash used in financing activities from continuing operations

Net cash used in financing activities from continuing operations was €479 million for the nine months ended June 30, 2010 and primarily relates to the repurchase of notional amounts of €193 million of our convertible subordinated notes due June 2010 and the repayment of the remaining balance of €255 million of these notes at the due date. This compares to repurchases of notional amounts of €245 million of these notes and exchangeable subordinated notes due August 2010 in the nine months ended June 30, 2009, and other debt repayments, partially offset by the issuance of €196 million of our convertible subordinated notes due 2014 in the nine months ended June 30, 2009.

Change in cash and cash equivalents from discontinued operations

Net cash provided by discontinued operations amounted to €204 million for the nine months ended June 30, 2010, primarily reflecting net cash provided by investing activities from discontinued operations of €220 million, which primarily relates to the cash received at the closing of the sale of our Wireline Communications business of €223 million in November 2009. Cash flow provided by operating activities from discontinued operations from the Wireline Communication business amounted to €34 million in the nine months ended June 30, 2010 and relates to the period before the closing of the sale and to subsequent net pay-outs of remaining current liabilities, and was offset by payments made of €50 million with respect to potential liabilities in connection with the insolvency of Qimonda, including the last installment of the settlement with the DOJ during the first quarter of the 2010 fiscal year.

Free Cash Flow

We define free cash flow as cash flow from operating and investing activities from continuing operations excluding purchases or sales of available-for-sale financial assets. Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, and operate in a capital intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted.

Free cash flow includes only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Nine months ended
	June 30,
	2009	2010
	(€ in millions)

Net cash provided by operating activities from continuing operations	78	576
Net cash provided by (used in) investing activities from continuing operations	19	(259)
Purchases (sales) of available-for-sale financial assets, net	(27)	(28)

Free cash flow	70	289

Free cash flow was €289 million for the nine months ended June 30, 2010, compared to €70 million for the nine months ended June 30, 2009, an increase of €219 million. Free cash flow during the nine months ended June 30, 2010 reflects primarily the increased net cash provided by operating activities of €576 million compared to €78 million for the same period in the prior year, which was partly offset by the decrease in cash and cash equivalents of €88 million from the deconsolidation of ALTIS and higher net cash used in investing activities for investments in property, plant and equipment and intangible assets of €228 million compared to €114 million in the same period last year. Not included in the free cash flow determination are net sales of €28 million of available-for-sale financial assets, which are included in the net cash used in investing activities for the nine months ended June 20, 2010 and therefore need to be subtracted to derive at the free cash flow.

Net Cash Position

The following table presents our gross and net cash positions. Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, we report our gross and net cash positions to provide investors with an understanding of our overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated statements of financial position, without adjustment to the IFRS amounts presented:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Cash and cash equivalents	1,414	1,452
Available-for-sale financial assets	93	62

Gross cash position	1,507	1,514

Less: Short-term debt and current maturities of long-term debt	521	127
Long-term debt	329	279

Net cash position	657	1,108

Our gross cash position as of June 30, 2010, representing cash and cash equivalents and available-for-sale financial assets, was €1,514 million, a slight increase from €1,507 million as of September 30, 2009. Our gross cash position reflects positive cash flow from operating activities from continuing operations of €576 million and cash of €223 million received from the sale of our Wireline Communications business, offset by repurchases of notional amounts of €193 million of our convertible subordinated notes due June 2010 and repayments of €255 million of the remaining outstanding amount of these notes at their due date, as well as a €88 million reduction in cash and cash equivalents resulting from the deconsolidation of ALTIS and investments in property, plant and equipment and intangible assets of €228 million.

Our net cash position as of June 30, 2010, defined as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt, increased to €1,108 million, compared to €657 million as of September 30, 2009, primarily reflecting the increase in free cash flow and proceeds from the sale of the Wireline Communications business described above.

Employees

The following table indicates the composition of our workforce by function and region at the dates shown:

	As of
	September 30,	June 30,
	2009	2010	Change

Function:
Production	17,338	17,467	1%
Research & Development	5,971	5,599	(6)%
Sales & Marketing	1,681	1,485	(12)%
Administrative	1,474	1,427	(3)%

Total	26,464	25,978	(2)%

Region:
Germany	9,160	8,742	(5)%
Europe	4,676	3,400	(27)%
North America	687	635	(8)%
Asia/Pacific	11,803	13,080	11%
Japan	138	121	(12)%

Total	26,464	25,978	(2)%

During the first nine months of the 2010 fiscal year, Infineon’s workforce decreased slightly as a result of the sale of our Wireline Communications business and the deconsolidation of ALTIS. This decrease was almost offset by increases in employees as a result of higher capacity utilization in our factories, in particular in Asia/Pacific.

Outlook

Industry Environment

In the second quarter of the 2010 calendar year, the economic recovery continued. There was modest but steady growth in most advanced economies and strong growth in many emerging and developing countries. According to the International Monetary Fund, global recovery will continue through 2011 but downside risks have risen sharply. Recent turbulence in financial markets has cast a cloud over the outlook.

Global semiconductor market momentum remained strong in the second quarter of the 2010 calendar year. Even stronger than previously expected market growth was the primary reason behind reputable market research firms increasing their 2010 semiconductor market forecast. iSuppli Corporation currently projects growth in worldwide semiconductor revenues of 31 percent in calendar year 2010 and of 8 percent in calendar year 2011.

Outlook for the fourth quarter of the 2010 fiscal year and updated outlook for the 2010 fiscal year

Outlook for the fourth quarter of the 2010 fiscal year

Assuming a U.S. Dollar/Euro exchange rate of 1.30, we expect revenues for the fourth quarter of the 2010 fiscal year to increase sequentially by a high single-digit percentage. Fourth quarter combined Segment Result margin should post an increase of one to two percentage points from third quarter levels.

The sequential increase in revenues is expected to be driven mainly by the Wireless Solutions segment, with the Industrial & Multimarket and Chip Card & Security segments growing at a slower pace. Automotive revenues are expected to stay approximately flat.

Updated outlook for the 2010 fiscal year

Given the results of the first three quarters of the 2010 fiscal year and the fourth quarter outlook, we are again raising our guidance for the 2010 fiscal year as a whole.

We now expect full-year revenues to grow by a mid to high 40’s percentage compared to the 2009 fiscal year, at an assumed U.S. Dollar/Euro exchange rate of 1.30 for the last quarter of the 2010 fiscal year. This compares to a previous expectation of a high 30’s percentage for sales growth. Combined Segment Result margin is now expected to be a low teens percentage of revenue.

After several quarters of fully loaded manufacturing facilities and allocation across a wide range of products and in light of continued high levels of order intake, we are increasing guidance for investments. We now anticipate an amount of more than €400 million for the 2010 fiscal year. This compares to the previous 2010 guidance of more than €300 million and reported investments of €154 million in the 2009 fiscal year. We maintain our guidance for depreciation and amortization at approximately €400 million for the 2010 fiscal year compared to €513 million in the 2009 fiscal year.

Risks and Opportunities

We are exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, broader economic developments, including the sustainability of recent improvements in the market environment; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the continued availability of adequate funds; the outcome of antitrust investigations and litigation matters; the effects of currency fluctuations, primarily between the U.S. dollar and the Euro; the outcome of Qimonda’s insolvency proceedings, including potential liabilities related to the Qimonda insolvency, including pending antitrust and related securities law claims, the potential repayment of governmental subsidies received, employee-

related contingencies and other matters; as well as the other factors mentioned herein and those described in our Annual Report on Form 20-F for the fiscal year 2009.

To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to our Annual Report on Form 20-F for the fiscal year 2009.

In February 2009, the Deutsche Prüfstelle für Rechnungslegung e. V. (“DPR”), a German government-appointed private institution, began a routine review of Infineon’s IFRS financial statements for the year ended September 30, 2008 (our first year of reporting under IFRS). In the course of this review, we have responded to the DPR’s comments on a number of accounting issues. The only remaining issue raised by the DPR relates to our accounting for certain deferred tax assets as of September 30, 2008, particularly with respect to our tax strategies and the forecasting period for the utilization of tax credits that formed the basis for the majority of our deferred tax assets. The DPR issued a formal, conditional assessment in the three months ended June 30, 2010, indicating that in their opinion our accounting for certain deferred tax assets should be changed, and has given us the opportunity to submit a written response. We continue to maintain that we correctly accounted for deferred tax assets in accordance with applicable International Financial Reporting Standards and their interpretations. We are in ongoing discussions with the DPR and are preparing a formal response to the DPR’s conditional assessment. In the event that we are unable to reach an agreement with the DPR in this regard, the review would be continued by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). If the BaFin were also to determine that our accounting for certain deferred tax assets should be changed, we may be required to adjust our opening accumulated deficit to reflect a partial reduction of the deferred tax assets recorded. Such adjustment would reduce our total assets and shareholder’s equity, but would have no impact on our statement of operations or available tax loss carry-forwards and tax effected credit carry-forwards, would require no cash expenditure, and would not result in a breach of any financial covenants under our outstanding lending facilities or bonds. Moreover, we believe that, in light of our anticipated future operating results, we will be able to utilize a significant portion of our unrecognized deferred tax assets in future periods. Consequently, we believe that the ultimate resolution of this matter will not have a material adverse impact on our operating results or cash position.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2009 and 2010
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2009	2010	2010
	(€ millions)	(€ millions)	($ millions)
Revenue	761	1,209	1,486
Cost of goods sold	(561)	(789)	(970)

Gross profit	200	420	516

Research and development expenses	(108)	(147)	(181)
Selling, general and administrative expenses	(99)	(121)	(149)
Other operating income	4	3	4
Other operating expense	(9)	(15)	(18)

Operating income (loss)	(12)	140	172

Financial income	20	4	5
Financial expense	(31)	(12)	(15)
Income from investments accounted for using the equity method	2	5	6

Income (loss) from continuing operations before income taxes	(21)	137	168

Income tax expense	(5)	(16)	(19)

Income (loss) from continuing operations	(26)	121	149

Income (loss) from discontinued operations, net of income taxes	3	5	6

Net income (loss)	(23)	126	155

Attributable to:
Non-controlling interests	1	—	—
Shareholders of Infineon Technologies AG	(24)	126	155
Basic earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic earnings (loss) per share from continuing operations	(0.03)	0.11	0.14
Basic earnings (loss) per share from discontinued operations	—	0.01	0.01

Basic earnings (loss) per share	(0.03)	0.12	0.15

Diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Diluted earnings (loss) per share from continuing operations	(0.03)	0.11	0.14
Diluted earnings (loss) per share from discontinued operations	—	—	—

Diluted earnings (loss) per share	(0.03)	0.11	0.14

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2009 and 2010
(in millions, except for share data)

	June 30,	June 30,	June 30,
	2009	2010	2010
	(€ millions)	(€ millions)	($ millions)
Revenue	2,172	3,185	3,915
Cost of goods sold	(1,761)	(2,098)	(2,579)

Gross profit	411	1,087	1,336

Research and development expenses	(350)	(413)	(508)
Selling, general and administrative expenses	(302)	(342)	(420)
Other operating income	22	12	15
Other operating expense	(59)	(107)	(132)

Operating income (loss)	(278)	237	291

Financial income	100	23	28
Financial expense	(118)	(80)	(98)
Income from investments accounted for using the equity method	5	7	9

Income (loss) from continuing operations before income taxes	(291)	187	230

Income tax expense	(6)	(31)	(38)

Income (loss) from continuing operations	(297)	156	192

Income (loss) from discontinued operations, net of income taxes	(388)	115	141

Net income (loss)	(685)	271	333

Attributable to:
Non-controlling interests	(48)	1	1
Shareholders of Infineon Technologies AG	(637)	270	332
Basic earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic earnings (loss) per share from continuing operations	(0.36)	0.14	0.17
Basic earnings (loss) per share from discontinued operations	(0.42)	0.11	0.14

Basic earnings (loss) per share	(0.78)	0.25	0.31

Diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Diluted earnings (loss) per share from continuing operations	(0.36)	0.14	0.17
Diluted earnings (loss) per share from discontinued operations	(0.42)	0.11	0.14

Diluted earnings (loss) per share	(0.78)	0.25	0.31

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)
For the nine months ended June 30, 2009 and 2010

	June 30,	June 30,	June 30,
	2009	2010	2010
	(€ millions)	(€ millions)	($ millions)
Net income (loss)	(685)	271	333

Other comprehensive income
Currency translation effects	187	25	31
Net change in fair value of available-for-sale financial assets	4	1	1
Net change in fair value of cash flow hedges	9	(18)	(22)

Other comprehensive income	200	8	10

Total comprehensive income (loss)	(485)	279	343

Attributable to:
Non-controlling interests	(9)	1	1
Shareholders of Infineon Technologies AG	(476)	278	342

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Financial Position (Unaudited)
September 30, 2009 and June 30, 2010

	September 30,	June 30,	June 30,
	2009	2010	2010
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	1,414	1,452	1,785
Available-for-sale financial assets	93	62	76
Trade and other receivables	514	685	842
Inventories	460	551	677
Income tax receivable	11	19	23
Other current financial assets	26	9	11
Other current assets	114	145	178
Assets classified as held for sale	112	24	30

Total current assets	2,744	2,947	3,622

Property, plant and equipment	928	808	993
Goodwill and other intangible assets	369	384	472
Investments accounted for using the equity method	27	39	48
Deferred tax assets	396	416	511
Other financial assets	124	135	166
Other assets	18	30	37

Total assets	4,606	4,759	5,849

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	521	127	156
Trade and other payables	393	577	709
Current provisions	436	483	594
Income tax payable	102	119	146
Other current financial liabilities	50	54	66
Other current liabilities	147	247	304
Liabilities classified as held for sale	9	14	17

Total current liabilities	1,658	1,621	1,992

Long-term debt	329	279	343
Pension plans and similar commitments	94	103	127
Deferred tax liabilities	13	8	10
Long-term provisions	89	59	72
Other financial liabilities	5	4	5
Other liabilities	85	134	165

Total liabilities	2,273	2,208	2,714

Equity:
Shareholders’ equity:
Ordinary share capital	2,173	2,173	2,671
Additional paid-in capital	6,048	6,048	7,433
Accumulated deficit	(5,940)	(5,670)	(6,969)
Other components of equity	(8)	—	—

Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,551	3,135

Non-controlling interests	60	—	—

Total equity	2,333	2,551	3,135

Total liabilities and equity	4,606	4,759	5,849

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2009 and 2010

	June 30,	June 30,	June 30,
	2009	2010	2010
	(€ millions)	(€ millions)	($ millions)
Net income (loss)	(685)	271	333
Less: net loss (income) from discontinued operations	388	(115)	(141)

Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	399	299	368
Provision for (recovery of) doubtful accounts	(2)	4	5
Losses (gains) on sales of available-for-sale financial assets	2	(1)	(1)
Losses (gains) on sales of businesses and interests in subsidiaries	16	(3)	(4)
Losses in connection with the deconsolidation of ALTIS	—	69	85
Losses (gains) on disposals of property, plant, and equipment, and other assets	1	(3)	(4)
Income from investments accounted for using the equity method	(5)	(7)	(9)
Dividends received from associated companies	—	3	4
Impairment charges	(1)	12	15
Share-based compensation	2	—	—
Deferred income taxes	(1)	(11)	(13)
Changes in operating assets and liabilities:
Trade and other receivables	156	(190)	(234)
Inventories	132	(96)	(118)
Other current assets	(17)	(29)	(36)
Trade and other payables	(122)	185	227
Provisions	(109)	—	—
Other current liabilities	(74)	206	253
Other assets and liabilities	13	44	55
Interest received	16	10	12
Interest paid	(46)	(43)	(53)
Income tax received (paid)	15	(29)	(36)

Net cash provided by (used in) operating activities from continuing operations	78	576	708

Net cash provided by (used in) operating activities from discontinued operations	(379)	(16)	(20)

Net cash provided by (used in) operating activities	(301)	560	688

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(31)	(375)	(461)
Proceeds from sales of available-for-sale financial assets	58	403	496
Proceeds from sales of businesses and interests in subsidiaries	4	2	2
Cash decrease from the deconsolidation of ALTIS	—	(88)	(108)
Purchases of intangible assets, and other assets	(33)	(61)	(75)
Purchases of property, plant and equipment	(81)	(167)	(205)
Proceeds from sales of property, plant and equipment, and other assets	102	27	33

Net cash provided by (used in) investing activities from continuing operations	19	(259)	(318)

Net cash provided by (used in) investing activities from discontinued operations	31	220	271

Net cash provided by (used in) investing activities	50	(39)	(47)

Cash flows from financing activities:
Net change in related party financial receivables and payables	(1)	(1)	(1)
Proceeds from issuance of long-term debt	182	2	2
Principal repayments of long-term debt	(268)	(480)	(590)
Change in restricted cash	(7)	—	—
Dividend payments to minority interests	(6)	—	—
Capital contribution	(5)	—	—

Net cash provided by (used in) financing activities from continuing operations	(105)	(479)	(589)

Net cash provided by (used in) financing activities from discontinued operations	(40)	—	—

Net cash provided by (used in) financing activities	(145)	(479)	(589)

Net increase (decrease) in cash and cash equivalents	(396)	42	52
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	(4)	(5)
Cash and cash equivalents at beginning of period	1,170	1,414	1,738

Cash and cash equivalents at end of period	767	1,452	1,785

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Changes in Equity (Unaudited)
For the nine months ended June 30, 2009 and 2010
(in millions of euro, except for share data)

							Unrealized
					Foreign	Unrealized	gain (loss)	Total equity
	Issued		Additional		currency	gain (loss)	on	attributable to	Non-
	Ordinary shares		paid-in	Accumulated	translation	on	cash flow	shareholders	controlling	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	of Infineon AG	interests	equity
Balance as of October 1, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Net income (loss)		—	—	(637)	—	—	—	—	(9)	(9)
Other comprehensive income		—	—	—	148	4	9	—	—	—

Total comprehensive income for the period		—	—	(637)	148	4	9	(476)	(9)	(485)

Issuance of ordinary shares:
Share-based compensation		—	2	—	—	—	—	2	—	2
Other changes in equity		—	31	—	—	—	—	31	(5)	26

Balance as of June 30, 2009	749,742,085	1,499	6,041	(5,889)	6	1	(10)	1,648	56	1,704

Balance as of October 1, 2009	1,086,742,085	2,173	6,048	(5,940)	3	1	(12)	2,273	60	2,333

Net income		—	—	270	—	—	—	270	1	271
Other comprehensive income		—	—	—	25	1	(18)	8	—	8

Total comprehensive income for the period		—	—	270	25	1	(18)	278	1	279

Deconsolidation of ALTIS		—	—	—	—	—		—	(61)	(61)

Balance as of June 30, 2010	1,086,742,085	2,173	6,048	(5,670)	28	2	(30)	2,551	—	2,551

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its consolidated subsidiaries (“Infineon” or the “Company”) as of and for the three and nine months ended June 30, 2009 and 2010, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The accompanying condensed consolidated financial statements also comply with IFRS as issued by the IASB and have been prepared in compliance with IAS 34, “Interim Financial Reporting”. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated statement of financial position as of September 30, 2009 was derived from audited financial statements, it does not include all disclosures required by IFRS. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with IFRS, as adopted by the EU, as of and for the year ended September 30, 2009. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2009.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. Negative amounts are presented in parentheses. The accompanying condensed consolidated statement of financial position as of June 30, 2010, and the condensed consolidated statements of operations, comprehensive income and cash flows for the three and nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2291, the Federal Reserve noon buying rate on June 30, 2010.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation.

2.	Accounting Policies

Standards and Interpretations adopted as of October 1, 2009

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The Company adopted the amendment as of October 1, 2009. As a consequence the Company renamed the balance sheet “Statement of Financial Position” and introduced the new “Statement of Comprehensive Income”, which presents all changes in comprehensive income including other comprehensive income and replaces the “Statement of Income and Expense recognized in Equity”. Changes in equity are shown in a separate “Statement of Changes in Equity”.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations” (“IFRS 3 (2008)”), and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). The standards have been endorsed by the EU. Both standards have been applied since October 1, 2009.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non- controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

Standards and Interpretations Issued but Not Yet Adopted

In March 2009, the IASB issued “Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)” which enhances disclosures about fair value measurements of financial instruments and liquidity risk. The standard requires more qualitative disclosures about risks in connection with financial instruments. The amendment will be effective for the Company in its annual financial statements for the fiscal year ending September 30, 2010. The Company is evaluating the impact of the amended IFRS 7 on its financial statements. The EU endorsed the amendment to IFRS 7 in December 2009.

In June 2009, the IASB amended IFRS 2, “Share-based Payment”, to clarify its scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity when that entity has no obligation to settle the share-based payment transaction. The amendment will be effective for fiscal years beginning on or after January 1, 2010. Therefore, for the Company, the amendment will be effective for its fiscal year beginning on October 1, 2010. The new guidance is not expected to have a material impact on the Company’s financial statements. The EU endorsed the amendment in March 2010.

In November 2009 the IASB issued IFRS 9, “Financial Instruments”, which prescribes the classification and measurement of financial assets and completes the first phase of the project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. IFRS 9 will be effective for fiscal years beginning on or after January 1, 2013 with earlier application permitted. Therefore, for the Company, the new standard will be effective for its fiscal year beginning on October 1, 2013. The EU has not yet endorsed the new standard. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

3.	Divestitures and Discontinued Operations

Sale of Molded Module Assets and formation of the joint venture LS Power Semitech Co., Ltd.

During the quarter ended June 30, 2009, the Company entered into a joint venture agreement with LS Industrial Systems (“LSIS”), which closed on November 27, 2009, to establish the joint venture LS Power Semitech Co., Ltd. (“LS”). The joint venture operates in Korea and elsewhere in Asia, and focuses on the development, production and marketing of molded power modules for white goods applications. LSIS holds 54 percent and the Company holds 46 percent of LS. The Company contributed licenses of intellectual property as well as technology and process know-how for the Company’s power module family CIPOStm (Control Integrated Power System), and contributed existing CIPOStm back-end manufacturing equipment to LS. The Company realized a gain of €3 million before tax from the contributions to LS which was recognized in other operating income in the three months ended December 31, 2009. The investment in the joint venture is accounted for using the equity method.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

ALTIS

ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) is a joint venture between the Company and International Business Machines Corporation, New York, USA (“IBM”), with each having equal voting representation. The Company fully consolidated ALTIS in accordance with IAS 27, “Consolidated and Separate Financial Statements” until December 2009.

Following the waiver of its option to acquire further voting shares in ALTIS from IBM (potential voting rights), the Company deconsolidated ALTIS in late December 2009. The assets and liabilities of ALTIS as well as the non-controlling interests in this previously consolidated subsidiary were derecognized, and the Company recorded its interest in ALTIS as an investment in an associated company at its fair value of zero. The investment in ALTIS is subsequently accounted for using the equity method.

Upon deconsolidation, cash and cash equivalents decreased by €88 million and non-controlling interests by €61 million. The total operating loss initially recognized in connection with the deconsolidation amounted to €81 million, which was recognized in the three months ended December 31, 2009. In the three months ended March 31, 2010 and June 30, 2010 the operating loss recognized was reduced by €8 million and €4 million, respectively, as a result of adjustments to provisions caused by higher than expected loading, which results in total operating loss recognized in connection with the deconsolidation of ALTIS of €69 million, which is presented within other operating expense. In addition, the Company received a dividend of €3 million from ALTIS in the three months ended June 30, 2010.

Furthermore, in the 2009 calendar year the Company entered into several amendments to its agreements with IBM in respect of ALTIS, which modified the output and cost allocation of ALTIS and certain rights of the shareholders. Additionally, the product purchase agreement with ALTIS was extended through May 2010. In preparation for a proposed sale of ALTIS, a wafer supply agreement between ALTIS and the Company is in place from June 2010.

At the end of June 2010, the Company and IBM received a binding offer to sell their respective shares in ALTIS. In July 2010 further progress with regard to the sale of ALTIS was made. The parties perform all necessary steps towards a closing of a sale.

Qimonda — discontinued operations

On January 23, 2009, Qimonda AG (“Qimonda”) and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG (“Qimonda Dresden”) filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, the Company deconsolidated Qimonda and Qimonda’s subsidiaries in accordance with IAS 27, “Consolidated and Separate Financial Statements”, during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened. Formal insolvency proceedings have also been commenced by several additional subsidiaries of Qimonda in various jurisdictions. The final resolution of the insolvency proceedings, including the final disposition of the remaining assets and liabilities of Qimonda, cannot be predicted at this time. The Company faces certain contingent liabilities, and has made certain related provisions, in connection with the commencement of insolvency proceedings by Qimonda (see below).

During the nine months ended June 30, 2009, Qimonda-related amounts of €399 million included in loss from discontinued operations, net of income taxes consisted principally of the realization of accumulated foreign currency translation losses of €188 million and charges for provisions and allowances of €206 million in connection with Qimonda’s insolvency (see below). The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) in the three months ended December 31, 2008 as well as the deconsolidation of Qimonda in the three months ended March 31, 2009. In the three months ended June 30, 2009, the Company adjusted its recorded provisions and allowances by an additional €3 million. In the three and nine months ended June 30, 2010, certain adjustments to individual provisions for contingent liabilities were necessary to reflect current developments in these matters, However, the net impact of these adjustments on the Company’s condensed consolidated statements of operations was negative €4 million and €5 million in the three and nine months ended June 30, 2010. Furthermore, the completion of a tax audit led to an income tax benefit of €20 million

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

in the three and nine months ended June 30, 2010 in relation to the Memory Segment and the formation of Qimonda.

As a result of the commencement of insolvency proceedings by Qimonda, the Company is exposed to potential liabilities arising in connection with the Qimonda business, which include, among others, the following:

•	The Company is a named defendant in certain pending antitrust and securities law claims. Qimonda is required to indemnify Infineon, in whole or in part, for such claims, including any related expenses. As a result of Qimonda’s insolvency, however, the Company expects that Qimonda will not be able to indemnify it for these claims. For more information on these pending antitrust and securities law claims and their potential impact on the Company, see note 15 (“Commitments and Contingencies — Litigation and Government Inquiries — Antitrust Litigation”, “— Other Government Inquiries” and, “— Securities Litigation”).

•	The Company is the named defendant in a lawsuit in Delaware in which the plaintiffs are seeking to hold the Company liable for the payment of severance and other benefits allegedly due from Qimonda’s North American subsidiaries in connection with the termination of employment related to Qimonda’s insolvency. For more information on this suit, see note 15 (“Commitments and Contingencies — Litigation and Government Inquiries — Qimonda Employment Litigation”).

•	The Company faces potential liabilities arising from its former participation in Qimonda Dresden. Before the carve-out of the Qimonda business, the Company was a general partner of Qimonda Dresden, and as such may in certain circumstances, as a matter of law, be held liable for certain liabilities of Qimonda Dresden that originated prior to the carve-out. These include, among others, the potential repayment of governmental subsidies as well as employee-related claims, including salaries and social security contributions. The Company is in negotiations with the Free State of Saxony and the Qimonda insolvency administrator regarding these matters. The Company has recorded a provision in connection with these matters, but disclosure of the amount of the provision could seriously prejudice the Company’s negotiations regarding these matters.

•	The Company and its subsidiary Infineon Technologies Dresden GmbH (“Infineon Dresden”) are subject to lawsuits by approximately 80 former Infineon employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out and who seek to be re-employed by the Company. No court decision adverse to Infineon or Infineon Dresden has been issued to date.

•	The Qimonda insolvency administrator has made a damages claim against the Company asserting that Infineon, in its capacity as a shareholder of Qimonda, indirectly influenced Qimonda’s decision to sell its stake in Inotera and to enter into a cross license agreement with the purchaser of the Inotera stake. The claim does not state any specific facts. The Company is examining the assertions made.

In addition to the matters described above, the Company may be subject to claims by the insolvency administrator under German insolvency laws for repayment of certain amounts received by the Company from Qimonda, such as payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings. The insolvency of Qimonda may also subject the Company to other claims arising in connection with the contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as the Company expects that Qimonda will not be able to fulfill its obligation to indemnify Infineon against any such liabilities.

During the nine months ended June 30, 2010, the Company made total payments of €50 million in connection with certain of the matters described above. This amount included, among others, the final installment of €17 million in connection with the U.S. Department of Justice (“DoJ”) antitrust settlement, certain payments in connection with employee-related matters, and the settlement with the last of the U.S. DRAM purchasers who had chosen to opt out of the class action settlement (see note 15). Discussions are continuing with respect to certain additional employee-related matters. As of June 30, 2010, the Company reclassified €81 million from “current provisions” into “other current liabilities”, reflecting the settlement with the European Commission and the agreement to settle with indirect purchaser class plaintiffs (see note 15).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

As of September 30, 2009 and June 30, 2010, the Company recorded aggregate liabilities of €21 million and €81 million, respectively, and provisions of €163 million and €58 million, respectively, in connection with these matters. The recorded provisions are primarily reflected within “Current provisions”, and the remainder is recorded within “Long-term provisions”. The recorded provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Disclosure of individual amounts with respect to these matters could seriously prejudice the Company’s legal or negotiating position, and therefore have been omitted. No reasonable estimate can be made at this time related to those potential liabilities that may be incurred, but that are currently not viewed to be probable.

Moreover, the Company may lose rights and licenses (including its right to sublicense) to Qimonda’s intellectual property to which it is entitled to under the contribution agreement in connection with the carve-out of the Qimonda business due to the fact that the insolvency administrator has declared non-performance of this agreement. The Company is evaluating the scope of any potentially affected intellectual property, and is in negotiations with Qimonda’s insolvency administrator regarding a potential settlement of this matter. Any disclosure of the Company’s estimate of potential outcome could seriously prejudice the position of the Company in this case.

In May 2010 the Company entered into an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. (“AICEP”) and Nanium S.A. (formerly Qimonda Portugal S.A.) that resolved all open issues in connection with governmental subsidies received by Qimonda Portugal S.A. prior to the carve-out of Qimonda.

Sale of Wireline Communications Business — discontinued operations

On July 7, 2009, the Company entered into a purchase agreement with Lantiq, affiliates of Golden Gate Private Equity Inc. (“Lantiq”), pursuant to which it agreed to sell the Wireline Communications business, one of the Company’s segments. The sale closed on November 6, 2009 and the majority of the purchase price was paid at that date in the amount of €223 million, with up to an additional €20 million of the purchase price being payable nine months after the closing date. The Company recognized a gain of €110 million before tax at the closing of the sale which was adjusted to €111 million in the three months ended June 30, 2010. Income tax expense attributable to this gain increased by €11 million to €15 million in the three months ended June 30, 2010, which resulted in a gain of €96 million after tax. Certain inventories in the manufacturing supply chain at the date of closing could not yet be transferred to Lantiq and are presented as assets held for sale in the condensed consolidated statement of financial position at June 30, 2010. Prepayments in relation to those assets were recognized and are presented within liabilities classified as held for sale. In July 2010, the inventories, which remained at Infineon and were presented as assets held for sale, were transferred to Lantiq. The settlement with the prepayments in relation to those inventories, which are presented within liabilities in connection with assets held for sale is expected to be finalized by the end of the current fiscal year.

As a result of the decision to dispose of the Wireline Communications business, the Company reclassified those assets and liabilities of its Wireline Communications business to be transferred to Lantiq as assets held for sale in the consolidated statement of financial position as of September 30, 2009, pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The results of the Wireline Communications business as well as the gain on the sale are reported as discontinued operations, net of income taxes, in the Company’s condensed consolidated statements of operations for all periods presented.

Assets and liabilities classified as held for sale

Assets and liabilities held for sale as of September 30, 2009 and June 30, 2010 are primarily composed of the book values of assets and liabilities to be transferred to Lantiq in connection with the sale

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

of the Wireline Communications business. At September 30, 2009 and June 30, 2010, the carrying amounts of the major classes of assets and liabilities classified as held for sale were as follows:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Inventories	43	22
Other current assets	2	—
Property, plant and equipment, net	9	2
Goodwill and other intangibles	58	—

Total assets classified as held for sale	112	24

Current provisions	6	—
Other current liabilities	2	14
Pension plans and similar commitments	1	—

Total liabilities held for sale	9	14

Income (loss) from discontinued operations, net of income taxes

The results of Qimonda and of the Wireline Communication business presented in the condensed consolidated statements of operations as discontinued operations for the three and nine months ended June 30, 2009 and 2010 consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
		(€ in millions)

Qimonda(1)
Revenue	—	—	314	—
Costs and expenses	—	—	(779)	—
Reversal of measurement to fair value less costs to sell	—	—	460	—
Expenses resulting from Qimonda’s application to open insolvency proceedings	(3)	(4)	(206)	(5)
Losses resulting from the realization of accumulated losses related to unrecognized currency translation effects (primarily upon deconsolidation and Qimonda’s sale of Inotera)	—	—	(188)	—

Loss before income taxes	(3)	(4)	(399)	(5)

Income tax benefit	—	20	—	20

Qimonda’s share of discontinued operations, net of income taxes	(3)	16	(399)	15

Wireline Communications Business
Revenue	84	—	251	31
Costs and expenses	(77)	(1)	(238)	(27)

Pre-tax income (loss)	7	(1)	13	4
Income tax expense	(1)	—	(2)	—

Income (loss) from operations	6	(1)	11	4

Pre-tax gain recognized on the sale of the Wireline Communications business	—	1	—	111
Income tax expense on gain	—	(11)	—	(15)

Gain on the sale of the Wireline Communications business, net of income taxes	—	(10)	—	96

Wireline Communications’ share of discontinued operations, net of income taxes	6	(11)	11	100

Income (loss) from discontinued operations, net of income taxes	3	5	(388)	115

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations is available for the period from January 1, 2009 to January 23, 2009, the date of the application by Qimonda to commence insolvency proceedings. Due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect the consolidated net income of the Company, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amounts of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, Qimonda’s share of the loss from discontinued operations, net of income taxes, of €399 million, is unaffected.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

4.	Financial Income

The amount of financial income is as follows for the three and nine months ended June 30, 2009 and 2010, respectively:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Interest income	17	4	83	12
Valuation changes and gains on sales	—	—	—	6
Other financial income	3	—	17	5

Total	20	4	100	23

Interest income for the three and nine months ended June 30, 2009 includes gains before tax of €13 million and €61 million, respectively, as a result of the repurchase of convertible subordinated notes due in June 2010 and subordinated exchangeable notes due in August 2010. The latter were fully redeemed during the 2009 fiscal year.

5.	Financial Expense

The amount of financial expense is as follows for the three and nine months ended June 30, 2009 and 2010, respectively:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Interest expense	30	17	93	76
Valuation changes and losses on sales	1	1	25	1
Other financial expense	—	(6)	—	3

Total	31	12	118	80

Interest expense for the three and nine months ended June 30, 2010 includes a loss before tax of €0 million and €5 million, respectively, as a result of the repurchase of convertible subordinated notes due in June 2010.

6.	Income Taxes

Income (loss) from continuing operations before income taxes and income tax expense are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes	(21)	137	(291)	187
Income tax benefit (expense)	(5)	(16)	(6)	(31)
Effective tax rate	—	12%	—	17%

In the three and nine months ended June 30, 2009 and 2010, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

7.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

ordinary shares that would have been outstanding if potentially dilutive instruments had been converted to ordinary shares.

The computation of basic and diluted EPS is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010

Numerator (€ in millions):
Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	(27)	121	(297)	155
Income (loss) from continuing operations attributable to non-controlling interests	1	—	—	1

Income (loss) from continuing operations	(26)	121	(297)	156

Income (loss) from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	3	5	(340)	115
Income (loss) from discontinued operations, net of income taxes attributable to non-controlling interests	—	—	(48)	—

Income (loss) from discontinued operations, net of income taxes	3	5	(388)	115

Net income (loss) attributable to shareholders of Infineon Technologies AG	(24)	126	(637)	270

Denominator (shares in millions):
Weighted-average shares outstanding — basic(1)	813	1,087	813	1,087
Weighted-average shares outstanding — diluted(1)	813	1,172	813	1,087
Basic earnings (losses) per share (in €):
Earnings (losses) from continuing operations attributable to shareholders of Infineon Technologies AG	(0.03)	0.11	(0.36)	0.14
Earnings (losses) from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	—	0.01	(0.42)	0.11

Earnings (losses) attributable to shareholders of Infineon Technologies AG	(0.03)	0.12	(0.78)	0.25

Diluted earnings (losses) per share (in €):
Earnings (losses) from continuing operations attributable to shareholders of Infineon Technologies AG	(0.03)	0.11	(0.36)	0.14
Earnings (losses) from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	—	—	(0.42)	0.11

Earnings (losses) attributable to shareholders of Infineon Technologies AG	(0.03)	0.11	(0.78)	0.25

(1)	Weighted-average shares outstanding — basic and diluted — for all periods have been adjusted in accordance with IAS 33.27 as a result of the capital increase completed in August 2009.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or would have otherwise been anti-dilutive, includes 21.8 million and 15.2 million shares underlying employee stock options for the three months ended June 30, 2009 and 2010, respectively, and 24.8 million and 15.7 million shares underlying employee stock options for the nine

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

months ended June 30, 2009 and 2010, respectively. Additionally, 83.0 million and 0 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended June 30, 2009 and 2010, respectively, and 65.9 million and 84.0 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the nine months ended June 30, 2009 and 2010, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been anti-dilutive.

8.	Trade and Other Receivables

Trade and other receivables consist of the following:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Third party — trade	488	617
Related parties — trade	3	3

Trade accounts receivable, gross	491	620

Allowance for doubtful accounts	(42)	(30)

Trade accounts receivable, net	449	590

Grants receivable	30	39
License fees receivable	7	5
Third party — financial and other receivables	18	41
Receivables from German banks’ deposit protection fund	1	—
Employee receivables	6	8
Other receivables	3	2

Total	514	685

9.	Inventories

Inventories consist of the following:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Raw materials and supplies	47	60
Work-in-process	259	333
Finished goods	154	158

Total	460	551

10.	Trade and Other Payables

Trade and other payables consist of the following:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Third party — trade	373	542
Related parties — trade	11	30

Trade payables	384	572

Related parties — financial and other payables	4	3
Other payables	5	2

Total	393	577

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

11.	Provisions

Provisions consist of the following:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Personnel costs	187	257
Warranties and licenses	72	107
Qimonda related	163	58
Other	103	120

Total	525	542

The total amounts of provisions are reflected in the condensed consolidated statements of financial position as of September 30, 2009 and June 30, 2010, respectively, as follows:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Current	436	483
Non-current	89	59

Total	525	542

Provisions for personnel costs relate to employee-related obligations and include, among others, costs of incentive and bonus payments, holiday and vacation payments, termination benefits, early retirement, service anniversary awards, other personnel costs, and related social security payments.

Provisions for warranties and licenses mainly represent the estimated future cost of fulfilling contractual requirements associated with products sold.

Qimonda related provisions comprise provisions for potential liabilities in connection with the insolvency proceedings of Qimonda (see note 3).

Other provisions comprise provisions for outstanding expenses, penalties for default or delay on contracts, conservation and waste management, asset retirement obligations, onerous contracts, and for miscellaneous other liabilities.

12.	Debt

Debt consists of the following:

	September 30,	June 30,
	2009	2010
	(€ in millions)

Short-term debt and current maturities of long-term debt:
Loans payable to banks, weighted average rate 1.45%	51	51
Convertible subordinated notes, 5.0%, due 2010	425	—
Notes payable to governmental entity, due 2010	—	25
Current portion of long-term debt	45	51

Total short-term debt and current maturities	521	127

Long-term debt:
Convertible subordinated notes, 7.5%, due 2014	145	151
Unsecured term loans, weighted average rate 2.07%, due 2011- 2013	164	128
Notes payable to governmental entity, due 2010	20	—

Total long-term debt	329	279

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

During the three and nine months ended June 30, 2010, the Company made cash repurchases of notional amounts of €3 million and €193 million, respectively, of its convertible subordinated notes due June 2010 which resulted in losses of €0 and €5 million, respectively, before tax which were recognized in interest expense. On June 7, 2010, the company fully redeemed the remaining outstanding amount of €255 million of its convertible subordinated notes due June 2010.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

			As of June 30, 2010
	Nature of Financial	Purpose/	Aggregate
Term	Commitment Institution	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	144	76	68
Short-term	no firm commitment	working capital, cash management	108	—	108
Long- term(1)	firm commitment	project finance	226	179	47

Total			478	255	223

(1)	Including current maturities.

13.	Related Parties

The Company has transactions in the normal course of business with equity method investees and related companies (collectively, “Related Parties”). The Company also has transactions with members of key management personnel, such as Management and Supervisory Board members, solely related to compensation in connection with their function.

The Company purchases certain of its raw materials from, and sells certain of its products to, Related Parties. Purchases from and sales to Related Parties are generally based on market prices or manufacturing costs plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from equity method investments and related companies, and totaled €3 million as of each of September 30, 2009 and June 30, 2010.

Related Party payables consist primarily of trade, financial, and other payables from equity method investments and related companies, and totaled €15 million and €33 million as of September 30, 2009 and June 30, 2010, respectively.

Related Party receivables and payables as of September 30, 2009 and June 30, 2010, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrued interest at interbank rates.

In the three months ended June 30, 2009 and 2010, sales to Related Parties totaled €0 million and €3 million, respectively, while purchases from Related Parties totaled €18 million and €76 million, respectively. In the nine months ended June 30, 2009 and 2010, sales to Related Parties totaled €2 million and €18 million, respectively, while purchases from Related Parties totaled €77 million and €195 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

14.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	June 30, 2009		June 30, 2010
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(2)	—	(3)	—
Interest cost	(5)	(2)	(5)	(1)
Expected return on plan assets	6	1	5	—
Curtailment gain recognized	—	—	—	—
Amortization of past service cost	—	—	—	—

Net periodic pension cost	(1)	(1)	(3)	(1)

	Nine months ended		Nine months ended
	June 30, 2009		June 30, 2010
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(7)	(2)	(8)	(1)
Interest cost	(14)	(4)	(14)	(3)
Expected return on plan assets	16	2	14	1
Curtailment gain recognized	2	—	—	—
Amortization of past service cost	—	—	(3)	—

Net periodic pension cost	(3)	(4)	(11)	(3)

15.	Commitments and Contingencies

Litigation and Government Inquiries

U.S. Department of Justice Matter

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products during certain periods of time between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million (plus interest) in annual installments through 2009. The final installment of $25 million plus interest (approximately €17 million) was paid in October 2009. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has settled with the OEM customers. In addition to those OEM customers, the Company has settled with eight direct customers and the six “opt out” plaintiffs described below.

Antitrust Litigation

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed in U.S. federal courts against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers by direct purchasers, indirect purchasers and various U.S. state attorneys general. The lawsuits allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, these federal cases were transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, the court approved the settlement agreement, entered final judgment and dismissed the claims with prejudice. Six entities chose to opt out of the class action settlement and pursue individual lawsuits against the Company and IF North America. The Company and IF North America have settled with all six plaintiffs.

Approximately sixty additional cases were filed through October 2005 in numerous federal and state courts throughout the U.S. These state and federal cases purport to be on behalf of a class of individuals and entities who indirectly purchased DRAM products in the U.S. during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

In January 2008, the district court in the MDL indirect purchaser proceedings granted in part and denied in part the defendants’ motion for judgment on the pleadings directed at several of the claims. In June 2008, the Ninth Circuit Court of Appeals agreed to hear an appeal by the plaintiffs. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete.

Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. In March 2009, the judge in the Arizona state court action issued an order denying plaintiffs’ motion to lift the stay. In December 2009, the judge in the Minnesota state court action issued an order denying plaintiffs’ motion to lift the stay. In September 2009, the court in the Arkansas state action issued an order directing the parties to submit to mediation within ninety days, and granting plaintiffs’ motion to lift the stay after the ninety day period. The parties subsequently conducted a mediation on December 7, 2009, but the case did not settle. In July 2009, the court in the Wisconsin state court indirect purchaser action issued an order lifting the stay in the Wisconsin state case. In October 2009, the court in the West Virginia state court indirect purchaser action issued an order lifting the stay in the West Virginia state case.

The state attorneys general of forty-one U.S. states and territories have filed various suits against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities and consumers in each of those states who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. The various suits filed by these attorneys general have been made part of the MDL proceeding described above. Between June 2007 and December 2008, the state attorneys general of eight states filed requests for dismissal of their claims.

In October 2008, approximately ninety-five California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorneys general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. This suit is ongoing.

Infineon and certain other defendants have agreed to settle with the indirect purchaser class plaintiffs and the attorneys general in the three months ended June 30, 2010. The settlement is subject to definitive

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

documentation, agreement on certain terms, including allocation of any payments among various plaintiffs and state attorneys general, court approval, and other contingencies. As part of the settlement, the Company would pay approximately $29 million. The Company has already recorded a provision for this amount which was reclassified from “current provisions” to “current liabilities” as of June 30, 2010.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. No reasonable estimated amount can be attributed at this time to the potential outcome of the putative class proceedings.

Other Government Inquiries

In April 2003, the Company received a request for information from the European Commission (the “Commission”) regarding certain competitive practices of which the Commission has become aware in the European market for DRAM products. The Commission opened formal proceedings in February 2009. In May 2010 the Company entered into a settlement with the EU Commission and has agreed to pay a fine of €57 million. The Company has already recorded a provision for this amount which was reclassified from “current provisions” to “current liabilities” as of June 30, 2010.

In October 2008, the Company learned that the Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. In September and October 2009, the Company and its French subsidiary received written requests for information from the Commission. The Company is cooperating with the Commission in answering the requests. No reasonable estimated amount can be attributed at this time to the potential outcome of this investigation.

On June 21, 2010, the Brazil Secretariat of Economic Law of the Ministry of Justice (“SDE”) announced that it had initiated an investigation related to alleged anticompetitive activities within the DRAM industry. The SDE’s Notice of Investigation names the Company, various DRAM manufacturers and certain executives, and focuses on the period from July 1998 to June 2002. The SDE’s Notice of Investigation is based on the investigations carried out in the United States and in Europe.

Securities Litigation

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of investors that purchased the Company’s publicly-traded securities from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities. The complaint also alleges that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In January 2008, the court denied a motion to dismiss with respect to plaintiffs’ claims under sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under section 20A of the act with prejudice. In March 2009, the court granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 2000 and July 2004, including foreign purchasers who sold their securities after June 2002. In April 2009, the Ninth Circuit Court of Appeals granted the Company’s petition to immediately appeal the court’s March 2009 order granting class certification. In May 2009, the court issued an order staying the case pending resolution of the Company’s appeal by the Ninth Circuit. No specified amount of damages has been asserted by the plaintiffs. These matters are currently subject to mediation.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the securities class action described above and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Patent Litigation

In October 2007, CIF Licensing LLC (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). Deutsche Telecom has notified its suppliers, which include customers of the Company, that a declaratory judgment of patent infringement would be legally binding on the suppliers. In January 2008, the Company joined the suit on the side of Deutsche Telecom. CIF then filed suit against the Company alleging indirect infringement of one of the four European patents. The Company is part of a joint defense group consisting of Deutsche Telecom, most of its suppliers and most of their respective suppliers. The Company is contractually obligated to indemnify and/or to pay damages to its customers under certain circumstances pursuant to its customer contracts. In July 2008, Deutsche Telecom, the Company and the other defendants filed actions contesting the validity of the four patents before the Federal Patent Court in Munich. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf against Arcor GmbH &Co KG, Hansenet Telekommunikation GmbH and United Internet AG (all three, the “New Defendants”) alleging infringement of the same four European patents. The New Defendants have notified their suppliers of the suit. Three of the proceedings at the Civil Court in Düsseldorf have been stayed and the Company expects that they will only continue after resolution of the pending Federal Patent Court actions. No specified amount of damages has been asserted by CIF in these suits. The forth proceeding is scheduled for February 24, 2011. The Federal Patent Court has scheduled court hearings for two of the four validity actions (December 15, 2010 and January 26, 2011). Any disclosure of the Company’s estimate of potential outcomes, if such amounts could reasonably be estimated at this time, could seriously prejudice the position of the Company in these suits.

In November 2008, Volterra Semiconductor Corporation (“Volterra”) filed suit against Primarion, Inc., the Company and IF North America (the “Defendants”) in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents (“Patents”) by certain products offered by Primarion. The Defendants denied any infringement and filed a counterclaim against Volterra alleging certain antitrust violations, fraud on the U.S. Patent and Trademark Office (“U.S. PTO”) and that the Patents are invalid. The U.S. PTO granted the requested reexamination of all Patents. In June 2009, the court ordered a stay in the case regarding two of the Patents pending the completion of the reexamination proceedings. In July 2009, Volterra filed motions for a preliminary injunction and for partial summary judgment of infringement. In September 2009, the court initially issued a minute order granting Volterra’s motion for a preliminary injunction and denying the motion for partial summary judgment without prejudice. In November 2009, however, after another hearing, the court finally dismissed Volterra’s motion for a preliminary injunction. In May 2010, Volterra stipulated non-infringement regarding one Patent. A trial date has been set for January 2011. No specified amount of damages has been asserted by Volterra and no reasonable estimated amount can be attributed at this time to the potential outcome of the Volterra claim. In January 2010, the Company filed a complaint against Volterra in the District Court for the District of Delaware for infringement of four of its U.S. patents.

In May 2009, Gregory Bender filed suit in the U.S. District Court for the Northern District of California, against four companies, including IF North America, alleging infringement of one U.S. patent by certain electronic products having a buffered amplifier. No specified amount of damages has been asserted by the plaintiff and no reasonable estimated amount can be attributed at this time to the potential outcome of this claim.

In February 2010, Infineon brought actions against Elpida Memory Inc. (“Elpida”) and several of its customers before the U.S. International Trade Commission (ITC), arguing that Elpida’s DRAM products infringe four of Infineon’s U.S. patents relating to general processing technology. On April 2, 2010 Elpida filed two patent infringement suits against the Company and IF North America in the U.S. District Court for the Eastern District of Virginia. Elpida and Infineon reached a settlement agreement on June 2, 2010 and all pending proceedings were withdrawn.

Qimonda Employment Litigation

In April 2009, former employees of Qimonda’s subsidiaries in the U.S. filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories, although the plaintiffs do not specify a particular amount of damages attributable to the Company, IF North America, or Qimonda AG. In a decision issued June 29, 2010, the District Court denied the Company’s motion to dismiss and found that the complaint adequately stated a claim for relief. The Court, however, agreed to stay all proceedings until at least October 2010, pending developments in the Qimonda Subsidiaries’ bankruptcy proceedings. The Company and IF North America dispute the substantive allegations asserted in the Complaint, and if the case proceeds they expect to defend the claims vigorously. At this time no discovery has been commenced, and no reasonable estimated amount can be attributed at this time to the potential outcome of the claim.

The Company and its subsidiary Infineon Dresden are subject to lawsuits by approximately 80 former Infineon employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out of Qimonda and who seek to be re-employed by the Company. No reasonable estimated amount can be attributed at this time to the potential outcome of any such claims.

Provisions and the Potential Effect of these Matters

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the mid-point of the range is accrued. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. Provisions with respect to these matters would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

An adverse final resolution of any of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the date of the statement of financial position. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Qimonda Matters

The Company faces certain contingent liabilities, and has made certain related provisions, in connection with the commencement of insolvency proceedings by Qimonda. As of September 30, 2009 and June 30, 2010, the Company recorded aggregate liabilities of €21 million and €81 million, respectively, and provisions of €163 million and €58 million, respectively, in connection with these matters. The recorded provisions are primarily reflected within “Current provisions”, and the remainder is recorded within “Long-term provisions”. The recorded provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. For detailed information on these matters see note 3.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €91 million as of June 30, 2010. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are or will be reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of June 30, 2010, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €464 million, of which €196 million relate to the subordinated convertible notes due 2014.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2010, a maximum of €22 million of these subsidies could be refundable. Such amount does not include any potential liabilities for Qimonda related subsidies (see note 3).

16.	Operating Segment and Geographic Information

The Company reports its operating segment and geographic information in accordance with IFRS 8, “Operating Segments”. The Company uses “Segment Result” as its performance measure in accordance with IFRS 8. See the consolidated financial statements for the year ended September 30, 2009 for the detailed definition of Segment Result.

The Company’s core business is organized in four operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, and Wireless Solutions:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, it offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

In November 2009, the Company completed the sale of its Wireline Communications business (see note 3). Segment Results for all periods presented have been recast to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of operating segment information.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table presents selected segment data:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Revenue:
Automotive	206	333	601	928
Industrial & Multimarket	221	373	648	961
Chip Card & Security	82	110	253	292
Wireless Solutions(1)	251	346	652	883
Other Operating Segments	1	46	11	119
Corporate and Eliminations(2)	—	1	7	2

Total	761	1,209	2,172	3,185

(1)	Includes revenue of €1 million for the nine months ended June 30, 2009 from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenue of €1 million for the nine months ended June 30, 2009 since these revenues were not part of the Qimonda disposal plan.

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Segment Result:
Automotive	(17)	52	(138)	140
Industrial & Multimarket	9	82	4	185
Chip Card & Security	4	6	(5)	10
Wireless Solutions	19	24	(54)	50
Other Operating Segments	(2)	(1)	(10)	(14)
Corporate and Eliminations	(13)	—	(16)	(10)

Total	—	163	(219)	361

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table provides the reconciliation of Segment Result to the Company’s income (loss) from continuing operations before income taxes:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Total Segment Result	—	163	(219)	361
Adjusted:
Asset impairments, net	2	(5)	1	(9)
Restructuring charges, and other related closure cost, net	7	—	1	—
Share-based compensation expense	(1)	—	(2)	—
Acquisition-related amortization and losses	(6)	(6)	(17)	(17)
Gains on disposal of assets, businesses, or interests in subsidiaries, net	(1)	2	(17)	4
Losses in connection with the deconsolidation of ALTIS	—	4	—	(69)
Other expense, net	(13)	(18)	(25)	(33)

Operating income (loss)	(12)	140	(278)	237

Financial income	20	4	100	23
Financial expense	(31)	(12)	(118)	(80)
Income from investment accounted for using the equity method, net	2	5	5	7

Income (loss) from continuing operations before income taxes	(21)	137	(291)	187

The following is a summary of revenue by geographic area:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(€ in millions)

Revenue:
Germany	126	235	404	633
Other Europe	134	217	395	547
North America	104	221	257	587
Asia/Pacific	356	473	991	1,240
Japan	35	50	105	143
Other	6	13	20	35

Total	761	1,209	2,172	3,185

Revenues from external customers are based on the customers’ billing location.

17.	Subsequent Event

On August 2, 2010 the Company issued a press release announcing the Company’s discussions with interested parties about a transaction concerning its segment Wireless Solutions. A significant progress was made within these discussions. The objective of a potential transaction is the strategic development of the segment Wireless Solutions.

In July 2010, the inventories, which remained at Infineon and were presented as assets held for sale, were transferred to Lantiq (see note 3).

At the end of June 2010, the Company and IBM received a binding offer to sell their respective shares in ALTIS. In July 2010 further progress with regard to the sale of ALTIS was made. The parties perform all necessary steps towards a closing of a sale (see note 3).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

On August 4, 2010, Peter Bauer, formerly Spokesperson of the Management Board, was appointed Chairman of the Management Board with immediate effect, and Chief Financial Officer and Labor Director Dr. Marco Schröter resigned from the Management Board of Infineon Technologies AG with immediate effect. Peter Bauer will serve as interim Chief Financial Officer until a successor is appointed. The role of the Labor Director, with responsibility for Human Resources, will be transitionally assumed by Member of the Management Board Dr. Reinhard Ploss.

Supplementary Information (Unaudited)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three or nine months ended June 30, 2009 or 2010.

Employees

As of June 30, 2010, the Company had 25,978 employees worldwide, including 5,599 engaged in research and development.

Market for Ordinary Shares

The Company’s ordinary shares are listed on the Regulated Market (Prime Standard) of the Frankfurt Stock Exchange (FSE) under the symbol “IFX”. On April 24, 2009, the Company voluntarily delisted from the New York Stock Exchange (NYSE). The Company’s American Depositary Shares currently trade over-the-counter on the OTCQX International market under the symbol “IFNNY”.

Infineon’s share price performance and key data were as follows(1):

	Three months ended			Nine months ended
	June 30,			June 30,
	2009	2010	+/− in %	2009	2010	+/− in %

IFX closing prices in Euro (Xetra)
Beginning of the period	0.76	5.16	579%	3.62	3.76	4%
High	2.42	5.54	129%	3.68	5.54	51%
Low	0.76	4.21	454%	0.35	3.05	771%
End of the period	2.30	4.82	110%	2.30	4.82	110%
IFX closing prices in U.S. dollars (NYSE/OTCQX)
Beginning of the period	1.03	6.94	574%	5.31	5.22	(2)%
High	3.47	7.31	111%	5.31	7.31	38%
Low	1.03	5.29	414%	0.43	4.38	919%
End of the period	3.30	5.78	75%	3.30	5.78	75%

(1)	On July 20, 2009, our shares began trading ex-rights, which rights related to the right to subscribe for shares in the rights offering we commenced on such date. The closing sales prices presented in this table are adjusted to reflect the price of our shares ex-rights.

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Fiscal Year 2010	September 30, 2010	November 16, 2010

Publication date of the third quarterly report for the 2010 fiscal year: August 5, 2010

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

We face numerous risks incidental to our business, including both risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production-related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

Following Qimonda’s application to commence insolvency proceedings, the Company may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies.

These and other material risks that we face are described under the heading “Risks and Opportunities” in this unaudited Interim Group Management Report and in further detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://ww.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in this unaudited Interim Group Management Report and in our Form 20-F. The occurrence of one or more of the events described could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our cost savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the potential disposition of our ALTIS joint venture, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, our continuing ability to offer commercially viable products, and our expected or projected future results.

These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the sustainability of recent improvements in the market environment; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the continued availability of adequate funds; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned herein, including under the heading “Risks and Opportunities” in the unaudited Interim Group Management Report, and those described in the “Risk Factors” section of the Annual Report on Form 20-F, which we filed with the U.S. Securities and Exchange Commission on December 8, 2009.

As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 5, 2010	By:	/s/ Dr. Franz Kirchmeier
Dr. Franz Kirchmeier
Vice President External Reporting

	By:	/s/ Rudolf von Moreau
Rudolf von Moreau
Corporate Counsel